July 31, 2014

A.J. Ericksen

TEL: 713.229.1393

FAX: 713.229.2793

aj.ericksen@bakerbotts.com

BY EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attn: Angie Kim

Re:	Transocean Partners LLC
Amendment No. 5 to Registration Statement on Form S-1
Submitted July 31, 2014
CIK No. 0001607250
No. 333-196958

Dear Ladies and Gentlemen:

On behalf of Transocean Partners LLC (the “Company”), in connection with the filing of Amendment No. 5 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), enclosed are pages from Amendment No. 5 of the Registration Statement marked to show the changes incorporated into the Registration Statement since the filing of Amendment No. 3 on July 22, 2014. Please contact me at 713-229-1393 if you have any questions.

Very truly yours,

A.J. Ericksen

Enclosure